Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1.	Date, Time and Place: January 7, 2022, at 11 hours, by an exclusively digital meeting, pursuant to item 6.4 of the Internal Rules of Suzano’s (“Company”) Board of Directors.

2.	Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). Also participated in the Meeting, as guests, Mr. Walter Schalka, Chief Executive Officer (CEO) and Mr. Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer.

3.	Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mr. Stefan Tasoko acted as secretary.

4.	Agenda: To resolve on the distribution of interim dividends declared to the balance of retained earnings.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: After analyzing and discussing the matter on the agenda, the Directors present at the Meeting unanimously and without reservations, approved the distribution of interim dividends in the total amount of R$ 1,000,000.000.00 (one billion reais), at the ratio of BRL 0.741168104 per Company share, considering the number of "ex-treasury" shares on the present date, declared to the balance of retained earnings ascertained in the 3rd quarter of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2022, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings in the amount of BRL 3,351,851,942.94 (three billion, three hundred and fifty-one million, nine hundred and forty-two thousand, nine hundred and forty-two reais and ninety-four cents), which was also calculated in the 3rd quarter of 2021. Interim dividends will be distributed "ad referendum" of the Annual General Meeting that approves the accounts for the fiscal year ended December 31, 2021, pursuant to the second paragraph of article 204 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”) and in article 28 of the Company's Bylaws.

6.1Payment of interim dividends will be made on January 27, 2022, in national currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on January 18, 2022 (“base date” in Brazil). The shares issued by the Company will be traded “ex-dividends” as of January 19, 2022, inclusive.

Regarding holders of American Depositary Receipts – ADRs referenced to shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

6.2The interim dividends declared herein will be allocated to the minimum mandatory dividend for the fiscal year ended December 31, 2021, pursuant to article 202 of the Brazilian Corporate Law and article 28 of the Company’s Bylaws.

6.3The procedures relating to the payment of interim dividends will be informed by the Company through a Notice to Shareholders to be published in due course.

6.4	Regarding the approval above, the members of the Board of Directors decide to authorize the Company's Executive Board of Officers to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.

7.	Closing: There being no further business, the Meeting was closed. The minutes of the Meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, January 7, 2022.

__________________________ David Feffer Chairman of the Meeting and Chairman of the Board of Directors	__________________________ Stefan Tasoko Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman of the Board of Directors	_____________________________ Daniel Feffer Vice-Chairman of the Board of Directors
_____________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Nildemar Secches Director

______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Calvo Galindo Director
_____________________________ Rodrigo Kede de Freitas Lima Director	_____________________________ Paulo Rogerio Caffarelli Director

_____________________________

Hélio Lima Magalhães

Director